UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
        ☐ Form N-CSR

For Period Ended:	December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Broadway Financial Corporation

Full Name of Registrant

N/A

Former Name if Applicable

4601 Wilshire Boulevard, Suite 150

Address of Principal Executive Office (Street and Number)

Los Angeles, California, 90010

City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Broadway Financial Corporation (the “Registrant” or “we”) is unable to file, without unreasonable effort and expense, our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) because of delays in preparing and providing information necessary for Moss Adams LLP, the Registrant’s independent registered public accounting firm, to complete all procedures relating to its audit. We expect to provide the information necessary to allow for audit completion and filing of the Form 10-K on or before the fifteenth calendar day following the due date.

Forward-Looking Statements

This filing contains a number of forward-looking statements.  Words such as “will” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2022 Form 10-K and the results of the ongoing review.  These forward-looking statements are not guarantees of future events or results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.  Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Registrant’s financial reporting, including the possibility that the Registrant will not be able to file the 2022 Form 10-K within the fifteen-day extension period permitted by the rules of the U.S. Securities and Exchange Commission.  We disclaim and do not undertake any obligation to update or revise any forward-looking statement herein, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Brenda J. Battey	(323)	634-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not anticipate any significant changes in results of operations. For information regarding the year ended December 31, 2022, the Company refers interested parties to the current report on Form 8-K, furnished to the Securities and Exchange Commission on February 10, 2023, which reports the Company’s preliminary estimate of financial results for the year ended December 31, 2022.

Broadway Financial Corporation

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2023	By:	/s/ Brenda J. Battey

Brenda J. Battey
Executive Vice President and Chief Financial Officer

April 3, 2023

Ms. Brenda Battey
Executive Vice President and Chief Financial Officer
Broadway Financial Corporation
4601 Wilshire Blvd, Suite 150
Los Angeles, CA 90010

Dear Ms. Battey:

You have furnished us with a copy of the “Notification of Late Filing” on Form 12b-25, dated April 3, 2023, of Broadway Financial Corporation (the “Company”).  We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to complete our audit on or before the date that the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 is required to be filed.

Very truly yours,

/s/ Moss Adams LLP

Moss Adams LLP